[Letterhead of Vimpel-Communications]





                  VIMPELCOM BECOMES THE CONTROLLING SHAREHOLDER
          IN BEELINE-SAMARA, AN OPERATOR IN THE SAMARA REGION OF RUSSIA
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Moscow  (October 31, 2002) - Open Joint Stock  Company  "Vimpel-Communications"
("VimpelCom" or the "Company") (NYSE: VIP) today announced it has become the controlling shareholder in Open Joint Stock Company "BeeLine-Samara" ("BeeLine-Samara"), one of the leading cellular operators in the Samara region, located along the Volga river in the European part of Russia. The Company purchased an additional 1.0% stake in BeeLine-Samara for $0.5 million, which increased its ownership interest to 51%. The transaction will be fully consummated after amendments to the BeeLine-Samara charter are registered with local authorities.

BeeLine-Samara is a D-AMPS operator that holds a D-AMPS license and a GSM-1800 license for the Samara region of Russia. Beeline-Samara had approximately 103,000 D-AMPS subscribers as of June 30, 2002, which represented a market share of approximately 30% in the Samara region according to independent estimates. VimpelCom has historically included BeeLine-Samara's subscribers in its total subscriber base. BeeLine-Samara's financial results were previously included in VimpelCom's U.S. GAAP financial statements based upon the equity method of consolidation and will now be fully consolidated in VimpelCom's U.S. GAAP financial statements.

The VimpelCom group intends to use BeeLine-Samara as a hub to build out and operate its dual-band GSM-900/1800 network in the Samara region. VimpelCom's subsidiary, VimpelCom-Region, holds a dual-band GSM-900/1800 license for the Volga license area which includes the Samara region as well as five other regions and six republics of the Russian Federation.

The Samara region has a population of approximately 3.3 million, including 1.2 million in the city of Samara and 710,000 in the city of Togliatti. Cellular penetration in the region was approximately 10.2% as of June 30, 2002, according to independent sources. The Samara region, located in the Volga federal district, is one of the most industrially developed regions of Russia.

VimpelCom is a leading provider of telecommunications services in Russia, operating under the "Bee Line" family of brand names, which are among the most recognized brand names in Russia. The VimpelCom Group's license portfolio covers approximately 79% of Russia's population (115 million people), including the City of Moscow and the Moscow Region and the City of St. Petersburg. VimpelCom was the first Russian company to list its shares on the New York Stock Exchange ("NYSE"). VimpelCom's ADSs are listed on the NYSE under the symbol "VIP". VimpelCom's convertible notes are listed on the NYSE under the symbol "VIP 05".

This press release contains "forward-looking statements", as the phrase is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act regarding the acquisition of an additional interest in BeeLine-Samara and the subsequent development of the dual-band GSM network in the Samara region.

VimpelCom Becomes the Controlling Shareholder In Bee-Line-Samara, An Operator In The Samara Region of Russia
Page 2 of 2

VimpelCom cannot assure you that BeeLine-Samara will be successful in further developing a network in the Samara license area. Although the registration of the charter amendments to reflect the acquisition of an additional interest by VimpelCom is a routine procedure, VimpelCom cannot assure you that it will be completed without delays or additional inquiries by local authorities. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risks described in the Company's Annual Report on Form 20-F for the year ended December 31, 2001 and other public filings made by the Company with the United States Securities and Exchange Commission, which risk factors are incorporated herein by reference. VimpelCom disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

For more information, please contact:

Valery Goldin                                 Christopher Mittendorf
VimpelCom (Moscow)                            Edelman Financial Worldwide
Tel: 7(095) 974-5888                          Tel: 1(212) 704-8134
vgoldin@vimpelcom.com                         christopher.mittendorf@edelman.com